NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 16, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 04, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between ProSight Global, Inc. and Pedal Merger Sub, Inc., a wholly owned subsidiary of Pedal Parent Inc., that is owned by certain affiliates of TowerBrook Capital Partners L.P. and certain affiliates of Further Global Capital Management, became effective on August 04, 2021. Each share of ProSight Global, Inc. Common Stock was exchanged for USD 12.85 in cash, without interest and less any applicable withholding taxes. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 04, 2021.